SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21 March 2005	Matav – Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

FOR IMMEDIATE RELEASE

Matav Reports Financial Results for the Fourth Quarter and Full-Year 2004

NETANYA, Israel, March 21, 2005 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV), a leading Israeli provider of digital cable television services, today reported fourth-quarter and full-year 2004 financial results. In this quarter, as in the previous three quarters, Matav’s financial results are proportionally consolidated with HOT Vision Ltd. (formerly ICP Ltd). The consolidation has no substantial effect on Matav’s financial results. Since the results for the year 2003 do not include proportional consolidation with HOT Vision, for comparison reasons the figures below will be presented assuming no consolidation with HOT Vision.

Revenues for the full-year 2004 reached NIS 578.7 million (US$134.3 million) compared with NIS 545.5 million (US$126.6 million) for 2003. Revenues for the fourth-quarter reached NIS 138.5 million (US$32.1 million) compared with NIS 142.9 million (US$33.2 million) for the fourth quarter of 2003. The fourth quarter year- over- year decrease in revenues is a result of increased competition in the Israeli multi-channel market as evident in Matav’s certain subscriber loss in the period. However, the decrease in revenues was partially off-set by the increase in Matav’s broadband Internet access revenues.

As of December 31, 2004, Matav had approximately 257,300 subscribers, compared with approximately 259,300 at September 30, 2004. During fourth-quarter 2004, the company’s ARPU reached NIS 202.7 (monthly, including 17% value-added tax) compared to NIS 204.1 in the fourth quarter of 2003. The company’s broadband Internet access service has attracted more than 92,000 subscribers to date.

Operating expenses for the year 2004 totaled NIS 474.2 million (US$110 million) compared with NIS 466.7 million (US$108.3 million) for the year 2003. The increase in operating expenses is mainly due to an increase in content expenses related to increased tiering services as well as an increase in operating expenses associated with its broadband Internet services. This increase was slightly off-set by a decrease in depreciation costs. Fourth-quarter operating expenses totaled NIS 115.3 million (US$26.8 million) compared with NIS 116.6 million (US$27 million) in the year-earlier period.

Gross profit for the year 2004 reached NIS 104.5 million (US$24.3 million) compared with NIS 78.8 million (US$18.3 million) for the year 2003. Fourth-quarter gross profit reached NIS 23.2 million (US$5.4 million) compared with NIS 26.3 million (US$6.1 million) in fourth-quarter 2003.

Selling and marketing expenses for the year 2004 reached NIS 60.4 million (US$14 million) compared with NIS 44.0 million (US$10 million) for the year 2003. The increase is due mainly to higher marketing expenses associated with the penetration of the “HOT” brand in the Israeli market and due to higher marketing expenses related to its broadband Internet services. Fourth-quarter selling and marketing expenses totaled NIS 12.9 million (US$3 million), compared with NIS 14.5 million (US$3.4 million) for fourth-quarter 2003

G&A expenses for the year 2004 totaled NIS 43.3 million (US$10.1 million), compared with NIS 42.7 million (US$9.9 million) for the year 2003. Fourth-quarter G&A expenses totaled NIS 13.2 million (US$3.1 million), compared with NIS 8.8 million (US$2 million) in fourth-quarter 2003. The fourth-quarter increase is due to one time expenses relating to the operational merger.

EBITDA for the year 2004 totaled NIS 139.6 million (US$32.4 million), compared with NIS 147 million (US$34.1 million) for the year 2003. Fourth-quarter EBITDA reached NIS 30.9 million (US$7.2 million) compared with NIS 40.1 million (US$9.3 million) in fourth-quarter 2003.

Financing expenses for the year 2004 decreased to NIS 48.5 million (US$11.2 million) from NIS 84 million (US$19.5 million) in the year 2003. Fourth-quarter financing expenses declined to NIS 11 million (US$2.6 million) from NIS 16.7 million (US$3.9 million) in the comparable quarter of 2003. The numbers are not precisely comparable since this year’s figures are nominal while the results for the year earlier are adjusted for the CPI. However, a substantial part of the reduction could be attributed to two factors: a reduction in the Company’s net debt and a decrease in interest rates.

Other expenses for the year 2004 reached NIS 42.2 million (US$9.8 million) compared with other revenues of NIS 81 million (US$18.8 million) for the year 2003. The expenses for the year 2004 are mainly attributed to Matav’s allocation of NIS 23.5 million related to the Warner Bros. International lawsuit and to the NIS 16.2 million Barak investment write-off. Other revenues in 2003 resulted from the sale of part of Matav’s holding in Partner.

Matav’s share in affiliated companies’ profits for the year 2004 totaled NIS 14.3 million (US$3.3 million). This includes Matav’s share in Partner Communications’ profits totaling NIS 17.6 million which was off-set by Matav’s share in Hot Telecom’s losses totaling NIS 3.2 million. For the year 2003 Matav’s share in affiliated companies’ profits totaled NIS 40.9 million (US$ 9.5 million). This is mainly attributed to Matav’s share in Partner Communications’ profits.

The net loss for the year 2004 was NIS 83 million (US$19.3 million), or NIS 2.83 (US$0.66) per ordinary share, compared with net loss of NIS 5.5 million (US$1.3 million), or NIS 0.19 (US$0.04) per ordinary share, in 2003. Matav reported fourth-quarter net loss of NIS 6.6 million (US$1.5 million), or NIS 0.22 (US$0.05) per ordinary share, compared with a net profit of NIS 61.3 million (US$14.2 million), or NIS 2.04 (US$0.5) per ordinary share, for the year-ago quarter.

Matav’s CEO, Amit Levin, commented “The second half of 2004 was characterized by intense competition in the Israeli multi-channel television market. During this period, along with the other two Israeli cable companies, we allocated substantial resources in order to realize our operational merger. The result was the successful integration of the operations, engineering, selling & marketing and customer service systems of all three cable companies. Also in 2004, we allocated both managerial and financial resources for the following operations: our launch of fixed telephone services in 2005, our new television services such as VOD, and our preparation for broadcasting new TV channels”.

“Looking forward to 2005, I foresee the continued broadening of our services, in addition to the continued launch of our new IP fixed telephone services to the entire Israeli public. We believe that in 2005 the competition in the multi-channel television market will cease to be focused on price and instead will be based on content and brand value. In addition, we foresee that we will succeed in providing our subscribers with innovative products and top quality service in all our lines of business”.

Management will conduct a teleconference today at 10:00 a.m. U.S. Eastern Time. To participate, please dial +1-866-860-9642 in the United States and +972-3-9180610 internationally, several minutes prior to the start of the conference.

Matav is one of Israel’s three cable television providers, serving roughly 26 percent of the population. Matav’s investments include 5.3 percent of Partner Communications Ltd., a GSM mobile phone company, and 10 percent of Barak I.T.C. (1995), one of the three international telephony-service providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel
Matav Cable Systems
Telephone: +972-9-860-2261

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

				Convenience translation
		December 31,		December 31,
		2003	2004	2004
		Adjusted (2)	Reported (1)
		NIS In thousands		U.S. dollars
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents		37,948	24,250	5,629
Short term deposit		-	50	12
Accounts Receivables:	Trade	83,151	75,458	17,516
	Other	19,765	20,010	4,645

Total current assets		140,864	119,768	27,802

INVESTMENTS AND LONG-TERM LOANS:
Investments in affiliates		66,807	101,736	23,616
Investments in other company		16,241	-	-
Investment in limited partnerships		2,057	1,656	384
Rights to broadcast movies and programs		34,927	26,509	6,153
Other receivables		885	601	140

		120,917	130,502	30,293

FIXED ASSETS:
Cost		2,028,447	2,119,060	491,890
Less - accumulated depreciation		1,151,622	1,293,549	300,267

		876,825	825,511	191,623

OTHER ASSETS AND DEFERRED CHARGES
Net of accumulated amortization		3,946	3,101	720

		1,142,552	1,078,882	250,438

(1)	Nominal financial reporting beginning January 1, 2004.
(2)	Adjusted to the NIS of December 2003.

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

			Convenience translation
	December 31,		December 31,
	2003	2004	2004
	Adjusted (2)	Reported (1)
	NIS In thousands		U.S. dollars
LIABILITIES AND SHAREHOLDERS' EQUITY:
CURRENT LIABILITIES:
Bank credit	435,403	465,339	108,017
Current maturities of debentures	33,701	34,005	7,893
Accounts payable and accruals:
Trade	94,699	104,282	24,207
Jointly controlled entity	17,690	18,112	4,204
Other	158,982	201,943	46,876

Total current liabilities	740,475	823,681	191,197

LONG-TERM LIABILITIES:
Severance pay liability, net	2,106	2,483	577
Loans and debentures (net of current maturities):
Loans from bank and others	127,403	101,457	23,551
Debentures	66,145	33,201	7,707
Customers' deposits for converters, net of accumulated
amortization	25,675	20,279	4,708

Total long-term liabilities	221,329	157,420	36,543

Total liabilities	961,804	981,101	227,738

SHAREHOLDERS' EQUITY:
Share capital	48,882	48,899	11,351
Additional paid-in capital	375,538	375,538	87,172
Accumulated deficit	(243,672)	(326,656)	(75,825)

Total shareholders' equity	180,748	97,781	22,698

	1,142,552	1,078,882	250,438

(1)	Nominal financial reporting beginning January 1, 2004.
(2)	Adjusted to the NIS of December 2003.

MATAV – CABLE SYSTEMS MEDIA LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share and per ADS data)

					Convenience translation
	Three months ended December 31,		Year ended December 31,		Three months ended December 31,
	2003	2004	2003	2004	2004
	Adjusted (2)	Reported (1)	Adjusted (2)	Reported (1)	U.S. dollars

Revenue	142,948	140,424	545,480	584,564	32,596
operating expenses	116,612	119,105	466,686	472,488	27,647

Gross profit	26,336	21,319	78,794	112,076	4,949
Selling, marketing, general and administrative
expenses:
Selling and marketing	14,508	13,621	43,954	63,676	3,162
General and administrative	8,818	11,255	42,659	45,391	2,613

	23,326	24,876	86,613	109,067	5,775

Operating profit (loss)	3,010	(3,557)	(7,819)	3,009	(826)
Financial expenses, net	(16,659)	(9,869)	(83,958)	(50,333)	(2,291)
Other income )expenses), net	85,420	3,914	80,996	(42,680)	909

Income (loss) before taxes on income	71,771	(9,512)	(10,781)	(90,004)	(2,208)
Taxes on income	35,576	393	35,576	7,281	91

Income (loss) from operations of the Company and
its subsidiaries	36,195	(9,905)	(46,357)	(97,285)	(2,299)
Equity in earnings of affiliated companies, net	25,108	3,318	40,907	14,301	770

Net income (loss)	61,303	(6,587)	(5,450)	(82,984)	(1,529)

Earnings (loss) per ordinary share	2.04	(0.22)	(0.19)	(2.83)	(0.05)

Earnings (loss) per ADS	4.08	(0.44)	(0.37)	(5.66)	(0.10)

Weighted average number of shares outstanding in
thousands	30,109	29,364	29,347	29,360	29,364

Weighted average number of ADSs outstanding in
thousands	15,055	14,682	14,674	14,680	14,682

Operating profit (loss)	3,010	(3,557)	(7,819)	3,009	(826)
Net of the effect of proportional consolidation		657		(2,280)	153
Depreciation and amortization (included Income
from amortization of deposits for converters)	37,084	33,804	154,811	138,915	7,847

Memo EBITDA(*)- not including proportional
consolidation	40,094	30,904	146,992	139,644	7,174

(1)	Nominal financial reporting beginning January 1, 2004.

(2)	Adjusted to the NIS of December 2003.

(*) EBITDA is presented because it is a measure commonly used in the telecommunications industry and is presented soley in order to improve the understanding of the Company’s operating results and to provide futher a perspective regarding these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.

EBITDA may not be indicative of the historic operating results of the Company. nor is meant to be predictive of potential future results.

Reconciliation between the operating profit in the financial statements and EBIDTA is presented in the attached summary financial statements.